RMS

17005202

ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 21 2017

Washington DC 406

SEC FILE NUMBER
8-67985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Welsh Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4350 Baker Road, Suite 400
(No. and Street)

Minnetonka	MN	55343
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Heiele — 952-897-7815 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay PLLP
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Drive, Suite 800	Minneapolis	MN	55344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Dennis Heieie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Welsh Securities, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CARRIE L. FARGO
Notary Public
My Commission Expires January 31, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ ~~(d) Statement of Changes in Financial Condition.~~
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELSH SECURITIES, LLC

Table of Contents

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Welsh Securities, LLC

We have audited the accompanying statement of financial condition of Welsh Securities, LLC (the "Company") as of December 31, 2016, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 7, 2017

Boulay 7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 (f) 952.835.7296 BoulayGroup.com

WELSH SECURITIES, LLC

Statement of Financial Condition

December 31, 2016

Assets

Cash	$	12,877
Prepaid insurance		490
Total assets	$	13,367
Liabilities and Member's Equity		
Accounts payable	$	50
Total liabilities		50
Member's equity		13,317
Total liabilities and member's equity	$	13,367

See accompanying notes to statement of financial condition.

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Business

Welsh Securities, LLC (the Company) is a U.S. registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). The Company operates as an introducing broker and does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts for customers. The Company was established on December 11, 2008. The Company received approval from FINRA to commence operations as a full-service noncustodial broker-dealer on May 22, 2009. Effective January 31, 2011, the Company was acquired by Welsh Property Trust, LLC (Welsh Property Trust or Member). The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Welsh Property Trust. Historically and in the foreseeable future, the Company is dependent on Welsh Property Trust to fund its operating losses.

(b) Limited Liability Company

The Company will continue in existence until dissolved in accordance with the provisions of the operating agreement and is funded through the equity contributions of the Member. As a Limited Liability Company (LLC), except as may otherwise be provided under applicable law, no member shall be bound by, or personally liable for, the expenses, liabilities, or obligations of the Company. The Member is not obligated to restore capital deficits. Pursuant to the terms of the LLC agreement, profits, losses, and distributions are generally allocated to the Member in accordance with the ownership percentages.

(c) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the ordinary course of business, the Company's securities activities may involve execution, settlement, and financing of various transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

(d) Accounting Estimates

Management uses estimates and assumptions in preparing this statement of financial condition in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition.

(e) Cash

The Company maintains its cash in financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts.

(f) ***Financial Instruments***

The fair value of financial instruments, if any, approximates carrying value, principally due to its short-term nature.

(g) ***Income Taxes***

The Company is a single member limited liability company effective January 31, 2011. Prior to that date, the Company was a limited liability company with multiple members. Single member limited liability companies are disregarded for federal income tax purposes. Therefore, no provision or liability for federal, state, or local income taxes has been included in the Company's statement of financial condition. The Company has adopted the provisions of *Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes,* and has concluded that no provision for income tax is required in the Company's statement of financial condition. The tax returns of the Company can be examined by the relevant taxing authorities until such time as the applicable statute of limitations has expired. For example, U.S. tax returns are generally subject to audit for three years from the date they are filed.

(2) Commitments and Contingencies

(a) ***Net Capital Rule***

The Company is subject to the net capital requirements of FINRA and Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1. FINRA and SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2016, the net capital ratio, net capital, and excess net capital are as follows:

Ratio of aggregate indebtedness to net capital	0.39%
Net capital	$12,827
Excess net capital	$7,827

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(b) ***Legal Matters***

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial condition of the Company.

(Continued)

(3) Related-Party Transactions

The Company entered into an expense sharing agreement with a party related through common ownership. The agreement calls for the related party to provide personnel services, office facilities, other equipment and services to the Company, and certain other operating expenses. The agreement expired December 31, 2016, with automatic one-year extensions until notification is provided by either party. Neither party provided notification of termination of the agreement during 2016 and the agreement is in place through December 31, 2017.

(4) Subsequent Events

The Company has evaluated subsequent events through February 7, 2017, the date the statement of financial condition was available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments.